+                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 2, 2003

                             Koninklijke Ahold N.V.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                         ------------------------------
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
       ------------------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
                            ------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X             Form 40-F
                                     ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On June 2, 2003, Koninklijke Ahold N.V. ("Ahold") issued a press release announcing that on Friday, May 30, 2003, Ahold provided its syndicate of banks with the audited 2002 financial report for its subsidiary Albert Heijn B.V. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           KONINKLIJKE AHOLD N.V.


Date:    June 2, 2003                      By:/s/ M.P.M. de Raad
                                              ---------------------------------
                                              Name:  M.P.M. de Raad
                                              Title: Executive Vice President

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibits       Description
--------       -----------

1. Ahold press release, dated June 2, 2003, announcing that on Friday, May 30, 2003, Ahold provided its syndicate of banks with the audited 2002 financial report for its subsidiary Albert Heijn B.V.

                                                                Press Release


[Graphic omitted] Ahold


                                                                Royal Ahold
                                                                Public Relations



                                                         Date:  June 2, 2003
                                         For more information:  +31 75 659 57 20



Ahold provides bank syndicate with audited 2002 financial report for Albert Heijn

ZAANDAM, The Netherlands, June 2, 2003 - Ahold today announced that, on Friday May 30, 2003, it provided its syndicate of banks with the audited 2002 financial report for Dutch supermarket subsidiary Albert Heijn.

Delivering audited 2002 financial statements for Albert Heijn no later than June 2, 2003, was one of the conditions for the availability of the USD 915 million unsecured tranche of the Euro 2.65 billion credit facility announced on March 5, 2003.

These conditions include the delivery of audited 2002 financial statements for Stop & Shop no later than June 30, 2003, and of audited consolidated 2002 financial statements for Ahold no later than August 15, 2003.



Ahold Corporate Communications:  +31.75.659.57.20


                                                  Albert Hejinweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0) 75 659 5720
                                                  Fax:     +31 (0) 75 659 8302

http://www.ahold.com